UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM RW

Request for Withdrawal

Date of Report

January 17, 2006

Colorado                                                          20-0361229

(State or other jurisdiction of incorporation    (I.R.S. Employer Identification No.)

                                                                    or organization)

4370 La Jolla Village Dr, 4th Floor, San Diego, California 92122

(Address of principal executive offices) (Zip Code)

Issuer's telephone number:

(858) 646-3042

RCC Holdings Corporation

To: Securities and Exchange Commission

Washington, D.C. 20549

January 17, 2006

Dear SEC,

RCC Holdings Corporation officially requests the withdrawl of our Form 10-12B/A that was filed on November 5, 2003. The file number is 001-31850

For any further questions, please contact us at 858-646-3042

Sincerely,

Gene Newton

CEO

RCC Holdings Corporation